Exhibit 2.1

ASSET PURCHASE AGREEMENT
by and among
CORE MOLDING TECHNOLOGIES, INC.,
as Buyer,
and
CPi binani, inc.,
as Seller

Dated March 20, 2015

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

Appendix A	Definitions

Exhibit A	Funds Flow Statement

Exhibit B	Form of Escrow Agreement

Exhibit C	Current Assets and Current Liabilities

Exhibit D	[Intentionally Omitted]

Exhibit E-1	Form of Bill of Sale and Assignment and Assumption Agreement

Exhibit E-2	Form of Intellectual Property Assignment Agreement

Exhibit E-3	Form of Deed

Exhibit F	Closing Deliveries

Exhibit G	Assumed Contracts

Schedule A	Bonus Amount Distributions

Disclosure Schedule

-iv-

ASSET PURCHASE AGREEMENT
THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of March 20, 2015, by and among Core Molding Technologies, Inc., a Delaware corporation (“Buyer”), and CPI Binani, Inc., a Minnesota corporation (“Seller”). Buyer and Seller are each referred to in this Agreement as a “Party” and collectively as the “Parties.”
RECITALS
A.    Seller is engaged in the business of manufacturing direct long fiber thermoplastic (“DLFT”) products and the development and production of proprietary DLFT resin technologies (the “Business”) out of a manufacturing facility located in Winona, Minnesota;
B.    Buyer desires to purchase, and Seller desires to sell, substantially all of the assets of Seller pursuant to the terms and conditions set forth in this Agreement; and
C.    Capitalized terms not otherwise defined herein shall have the respective meanings set forth in Appendix A to this Agreement.
NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, the Parties to this Agreement agree as follows:

1.	PURCHASE AND SALE OF ASSETS

Subject to the terms and conditions of this Agreement, on the Closing Date, Seller shall sell to Buyer, and Buyer shall purchase from Seller, all of the Acquired Assets and shall assume the Assumed Liabilities. Notwithstanding anything to the contrary in this Agreement, Buyer will not assume or have any responsibility what-so-ever with respect to the Retained Liabilities or any other obligation or liability of Seller not specifically included within the definition of Assumed Liabilities.

2.	PURCHASE PRICE; PAYMENT

(a)Purchase Price. The aggregate purchase price (the “Purchase Price”) payable to Seller from Buyer for the Acquired Assets shall be (i) Fifteen Million Dollars ($15,000,000), plus or minus (ii) the Adjustment Amount. The Purchase Price shall (x) be wired as promptly as practicable following the execution of this Agreement in accordance with Section 2(b) below and (y) be subject to the adjustment set forth in Article 6 (Indemnity).

(b)Disbursements at Closing. At the Closing, Buyer shall disburse the Purchase Price by wire transfer of immediately available funds in the following order:

(i)The indebtedness and accrued interest for borrowed money of Seller set forth on the Funds Flow Statement, any capitalized lease or other equipment lease obligation of Seller (including purchase costs with respect to equipment), and any amounts payable by Seller under Section 5(g), in accordance with the Funds Flow Statement and the relevant pay-off letters or other written instructions;

(ii)The Indemnification Escrow Amount shall be deposited with the Escrow Agent to be held as a separate escrow fund (the “Indemnification Escrow Fund”) to be disbursed as provided in an Escrow Agreement, executed as of the Closing by Buyer, Seller and the Escrow Agent, in the form of Exhibit B (the “Escrow Agreement”) and Article 6;

(iii)The premiums due and payable for the entire term of the R&W Insurance Policy shall be paid to the applicable insurer in accordance with the instructions (including the wire transfer instructions) provided by such insurer;

(iv)Buyer shall, on behalf of Seller, pay the Bonus Amount to the Incentive Plan Recipients in accordance with Seller’s instructions set forth on Schedule A (which Schedule A shall provide for payment of a portion of the Bonus Amount within thirty (30) days of the Closing and payment of a portion of the Bonus Amount within thirty (30) days of the three (3)-month anniversary of the Closing); provided, however, that any portion of the Bonus Amounts not paid to any Incentive Plan Recipient within the prescribed period shall be promptly remitted to Seller or Parent; and

(v)The balance of the Purchase Price, if any, will be paid by wire transfer to Seller pursuant to and in accordance with the instructions (including the wire transfer instructions) for Seller as set forth in the Funds Flow Statement.

(c)Net Working Capital Closing Adjustment Amount. At the Closing, Seller shall have delivered to Buyer a certificate of Seller that sets forth in reasonable detail Seller’s calculation of the Closing Net Working Capital Amount, which such Closing Net Working Capital Amount shall be (i) agreed upon by Buyer and Seller and (ii) supported by, and based upon, the representations and warranties of Seller contained in Section 3(g). Based upon that Closing Net Working Capital Amount, the Parties shall determine the Adjustment Amount, which shall be delivered or retained, as applicable, by Buyer at the Closing in accordance with Section 2(a) and Section 2(b).

(d)Allocation. The Parties agree to allocate the Purchase Price (and all other capitalizable costs) among the Acquired Assets for Tax purposes as follows: (i) $5,000,000 will be allocated to the Owned Real Property and (ii) the remainder of the Purchase Price will be allocated among the remaining Acquired Assets pursuant to an allocation to be agreed upon by the Parties within sixty (60) days following the Closing. The Parties shall reasonably cooperate in preparing, executing, and filing with each Tax authority all required information returns, including filing with the Internal Revenue Service all necessary information returns (including Form 8594) required by section 1060 of the Code. No Party will take a position on a Tax Return or otherwise inconsistent with the agreed upon purchase price allocation unless otherwise required by applicable Law.

(e)[Intentionally Omitted.]

(f)Physical Inventory. Prior to the Closing Date, Buyer and Seller shall have jointly taken a physical count of the inventory of Seller and shall roll forward such count to the Closing Date. The inventory will be valued at Seller’s cost determined in accordance with Seller’s past practices, unless obsolete, non-saleable, damaged or defective. Items specifically excluded from prior physical inventories or from the Recent Balance Sheet will be excluded from the physical inventory count. The value of the inventory determined in accordance with this Section 2(f) shall be used in the calculation of the Closing Net Working Capital Amount.

3.	REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer that the statements contained in this Article 3 are correct and complete as of the Closing Date, except as set forth in the disclosure schedule accompanying this Agreement and initialed by the Parties (the “Disclosure Schedule”). The Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Article 3.
(a)Seller Basic Representations.

(i)Seller is a corporation, validly existing and in good standing under the laws of the State of Minnesota.

(ii)Seller has delivered to Buyer correct and complete copies of Seller’s Articles of Incorporation and Bylaws. Seller has full power, legal right and authority to enter into, execute and deliver this Agreement. Seller has all requisite legal power and authority to own, operate and lease its properties and to carry on its business as and where such is now being conducted.

(iii)The execution and delivery of this Agreement has been duly authorized by the Board of Directors and shareholder of Seller. No other or further corporate act or proceeding on the part of Seller is necessary to authorize this Agreement or the other documents and instruments to be executed and delivered by Seller pursuant hereto or the consummation of the transactions contemplated hereby and thereby.

(iv)This Agreement has been duly and validly executed and delivered by Seller and is the legal, valid and binding obligation of Seller, enforceable in accordance with its terms, except as such may be limited by bankruptcy, insolvency, reorganization, or other laws affecting creditors’ rights generally, and general equitable principles.

(v)Seller has good and marketable title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or shown on the Recent Balance Sheet or acquired after the date thereof, free and clear of all Liens, except for Permitted Encumbrances and those Liens that will be released at or prior to the Closing in accordance with the payoff letters referenced in Section 2(b)(i) and those properties and assets disposed of in the Ordinary Course of Business since the date of the Recent Balance Sheet. Section 3(a)(v) of the Disclosure Schedule sets forth a fixed asset detail list, and all assets listed thereon constitute Acquired Assets.

(vi)Seller is duly licensed or qualified to do business as a foreign corporation, and is in good standing, in all of the jurisdictions listed in Section 3(a)(vi) of the Disclosure Schedule, which are all of the jurisdictions where the character of the properties owned or leased by it, or the nature of its business, makes such licensing or qualification necessary, except where failure to so qualify would not reasonably be expected to have a Material Adverse Effect.

(vii)Seller has no subsidiaries or ownership interest in any other entity.

(b)No Violation. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, will (i) conflict with or result in a breach of any of the terms, conditions or provisions of the Articles of Incorporation or Bylaws of Seller; (ii) violate, conflict with or result in a breach of or default under any of the terms, conditions or provisions of any material agreement, understanding, arrangement, indenture, contract, lease, sublease, loan agreement, or note, to which Seller is a party or by which it is bound or to which the Acquired Assets are subject; (iii) result in the creation of any Lien on the Acquired Assets, ownership interests or properties of Seller; or (iv) conflict with, violate or result in a breach of or constitute a default under any law, statute, rule, judgment, order, decree, injunction, ruling or regulation of any government, governmental agency, authority or instrumentality, court or arbitration tribunal to which Seller or any of the Acquired Assets are subject, excluding from clauses (ii) through (iv) those items that are not reasonably likely to have a Material Adverse Effect.

(c)Financial Statements. Included as Section 3(c) of the Disclosure Schedule are true and complete copies of (i) the audited balance sheet of Seller as of December 31, 2013, December 31, 2012, and December 31, 2011, and the related statements of income and cash flows for the periods then ended (including the notes contained therein), which financial statements have been reported on, and are accompanied by the signed, unqualified opinion of Hawkins Ash CPAs, LLP independent auditors of Seller, (ii) an unaudited balance sheet of Seller as of December 31, 2014, and the related statements of income and cash flows for the periods then ended (including the notes contained therein) and (iii) an unaudited balance sheet of Seller as of January 31, 2015 (the “Recent Balance Sheet”), and the related unaudited statement of income for the one (1) month then ended. All of such financial statements have been prepared in accordance with GAAP (except, in the case of unaudited financial statements, for the lack of footnote disclosure and subject to normal year-end adjustments), applied on a consistent basis, prepared in accordance with the books and records of Seller, and fairly present the financial position and results of Seller for the periods indicated.

(d)Tax Matters.

(i)The provision made on the Recent Balance Sheet for Taxes, whether or not disputed, is in accordance with GAAP consistently applied. Since the date of the Recent Balance Sheet, Seller has not incurred any Taxes other than Taxes incurred in the Ordinary Course of Business consistent in type and amount with past practice.

(ii)Seller has duly and timely filed all material Tax Returns that it was required to file prior to the date hereof, and all such Tax Returns were correct and complete in all material respects. All material Taxes due and owing by Seller (whether or not shown on any Tax Return) have been paid. There are no pending written claims by any Tax authority in a jurisdiction where Seller does not file Tax Returns that it is or may be subject to taxation by that jurisdiction, nor is there any material factual or legal basis for any such claim.

(iii)To the extent related to the Business, Seller has withheld and paid all material Taxes required to have been withheld and paid by Seller in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party and, to Seller’s Knowledge, Seller has complied with all applicable informational reporting requirements with respect thereto.

(iv)There is no audit examination, proceeding, claim assessment, or deficiency pending or threatened in writing concerning any Tax liability of Seller related to the Business claimed or raised by any Tax authority.

(v)None of the Assumed Liabilities constitutes (A) a tax sharing agreement concerning the sharing of Tax liabilities between related parties or an agreement to indemnify a third party with respect to Tax liabilities (other than an agreement entered into in the Ordinary Course of Business the principal purpose of which is not the allocation of Tax liabilities) or (B) a contract, agreement, plan, or arrangement that will give rise to the payment of any amount that will not be deductible by reason of Section 280G of the Code as a result of the transactions contemplated by this Agreement.

(vi)This Section 3(d) contains the exclusive representations and warranties of Seller with respect to Tax matters and Tax Laws hereunder.

(e)Accounts Receivable. All accounts receivable of Seller reflected on the Recent Balance Sheet, and as incurred in the Ordinary Course of Business since the date thereof, are valid receivables subject to no setoffs or counterclaims.

(f)Inventory. All inventory of Seller reflected on the Recent Balance Sheet and all inventory purchased since the date of the Recent Balance Sheet consists of a quality useable and saleable in the Ordinary Course of Business. All inventory of Seller is located on the premises of the Owned Real Property and is owned by Seller.

(g)Absence of Certain Changes. Except as disclosed on Section 3(g) of the Disclosure Schedule, since the date of the Recent Balance Sheet, Seller has operated the Business in the Ordinary Course of Business, consistent with past practice. The Closing Net Working Capital Amount, as calculated in Seller’s certificate delivered pursuant to Section 2(d), has been determined in a manner consistent with (i) the definitions of “Closing Net Working Capital Amount,” “Current Assets” and “Current Liabilities” set forth in this Agreement and (ii) the books and records of Seller, and fairly presents the Closing Net Working Capital Amount as of the Closing.

(h)No Litigation. Except as set forth in Section 3(h) of the Disclosure Schedule, Seller is not a party to any lawsuit, arbitration, or court proceeding, whether civil, criminal or administrative (“Litigation”), nor, to Seller’s Knowledge, is there any Litigation that has been overtly threatened against Seller within the preceding twelve (12) months.

(i)Compliance with Laws. To Seller’s Knowledge, and except as set forth in Section 3(i) of the Disclosure Schedule, Seller is in material compliance with all applicable laws, statutes, and ordinances (including rules, regulations, codes, and decrees thereunder and including the Foreign Corrupt Practices Act, 15 U.S.C. 78dd-1, et seq.) (“Laws”) and all Orders applicable to it and the Business (provided that this representation shall not apply to (i) Tax Laws, which are separately addressed in Section 3(d), (ii) Environmental Laws, which are separately addressed in Section 3(j), and (iii) Laws pertaining to the Company Benefit Plans, which are separately addressed in Section 3(s)), including those applicable to discrimination in employment, occupational safety and health, trade practices, competition and pricing, product warranties, zoning, building and sanitation, employment, retirement and labor relations, and product advertising; except where the failure to comply would not reasonably be expected to cause a Material Adverse Effect. All reports (other than with respect to Tax Laws, Environmental Laws, and the Company Benefit Plans) required to be filed by Seller as of the date hereof with any Governmental Entity have been filed, and, to Seller’s Knowledge, were accurate and complete in all material respects when filed.

(j)Environmental. From and after February 14, 2011, and, to Seller’s Knowledge, with respect to all periods preceding such date, Seller and the Owned Real Property are, and have been, in material compliance with all Environmental Laws. There is no litigation, Order, or any material demand, claim, hearing or notice of violation pending or, to Seller's Knowledge, threatened against Seller relating in any way to the Environmental Laws. Seller has made available to Buyer or its representatives copies of all studies and reports in Seller’s possession or control that relate to Environmental Laws. Seller has obtained and complied in all material respects with all approvals, consents, authorizations, licenses, registrations, and permits granted, issued or made available by a Governmental Entity that are required pursuant to Environmental Laws for the occupation of the Owned Real Property and the operation of the Business and the Acquired Assets, all of which Seller has provided to Buyer for review and shall be transferred to Buyer prior to Closing, or within a time after Closing as allowed under Environmental Laws. Notwithstanding Seller’s obligation to deliver the foregoing records following the Closing, the Parties acknowledge and agree that the delivery of such records (i) shall not constitute a closing delivery of Seller and (ii) shall not constitute a condition to the execution and delivery of this Agreement. From and after February 14, 2011, and, to Seller’s Knowledge, with respect to all periods preceding such date, there has been no Release of Hazardous Materials at the Owned Real Property that would require or give rise to remediation or cleanup obligations. This Section 3(j) contains the exclusive representations and warranties in respect of Environmental Laws hereunder.

(k)Real Property.

(i)Set forth in Section 3(k)(i) of the Disclosure Schedule is the address and description of each parcel of Owned Real Property. The Owned Real Property is the only owned real property used exclusively in the conduct of the Business. Except for Seller’s ownership of the Owned Real Property, Seller does not (A) lease any real property as lessor or lessee, (B) have any rights to use or occupy land, buildings or improvements, or (C) have any other interest in real estate.

(ii)Except as may otherwise be disclosed in Seller’s well disclosure statement attached to Section 3(k)(ii) of the Disclosure Schedule, there are no wells on the Owned Real Property. Except as set forth on Section 3(k)(ii) of the Disclosure Schedule, to Seller’s Knowledge, there are no underground storage tanks or “individual sewage treatment system” within the meaning of Minn. Stat. Section 115.55 on or serving the Owned Real Property.

(iii)Seller has not executed any other contracts for the sale of the Owned Real Property, and there are no existing rights of first refusal or options to purchase the Owned Real Property or any other rights of others that might prevent the consummation of this Agreement.

(iv)Seller owns the Owned Real Property free and clear of all Liens except the Permitted Encumbrances.

(v)Seller has not received notice of (A) any litigation or proceeding against Seller with respect to or against the Owned Real Property, (B) any material violation of the Owned Real Property’s compliance with applicable Laws, building code ordinances, or zoning ordinances, or (C) any pending condemnation proceeding that would affect the Owned Real Property.

(l)Tangible Personal Property. The material items of tangible personal property owned or leased by Seller are in reasonable operating condition and repair, ordinary wear and tear excepted.

(m)Material Contracts. Section 3(m) of the Disclosure Schedule sets forth each Contract to which Seller is a party that requires payments to or from Seller in excess of $100,000. True and correct copies of each such Contract (as amended to date) have been made available to Buyer. With respect to each such Contract, the Contract is legal, valid, binding, enforceable, and in full force and effect in all material respects. Seller is not, and, to Seller’s Knowledge, no other party is, in material breach or default of any such Contract. To Seller’s Knowledge, no event has occurred that with notice or lapse of time would constitute a material breach or default, or permit termination, modification, or acceleration, under any such Contract. Seller has not, and, to Seller’s Knowledge, no other party has, repudiated any material provision of any such Contract.

(i)Personal Property Leases. Seller has no leases of personal property involving consideration or other expenditure in excess of $100,000 per year.

(ii)Sales Commitments. Except for open purchase orders entered into in the Ordinary Course of Business, Seller has no sales contracts or orders to customers or distributors that aggregate in excess of $200,000 to any one customer or distributor (or group of affiliated customers or distributors).

(iii)Powers of Attorney. Except for any power of attorney granted to its accountants in connection with the preparation and filing of Tax Returns, Seller has not given a power of attorney, which is currently in effect, to any Person.

(iv)Insurance Policy. Except as set forth on Section 3(m)(vi) of the Disclosure Schedule, Seller has no material policy of insurance (including policies providing property, casualty, liability, and workers’ compensation coverage and bond and surety arrangements).

(v)Other Material Contracts. Seller has no lease, contract or commitment of any nature involving consideration or other expenditure in excess of $100,000 per year, or that is material to the Business.

(n)Indebtedness/Guarantees. Except as set forth in Section 3(n) of the Disclosure Schedule, Seller is not obligated under any loan agreement, promissory note, letter of credit or other evidence of indebtedness as a signatory, guarantor or otherwise.

(o)Product Warranties. Section 3(o) of the Disclosure Schedule sets forth all material warranty claims in excess of $50,000 incurred by Seller during the past twelve (12) months. During the last twelve (12) months, none of Seller’s products has been the subject of any replacement, field fix, retrofit, modification or recall campaign by Seller.

(p)Product Liability. Seller has not received any written claim and, to Seller’s Knowledge, there is (i) no threatened claim or (ii) any reasonable basis for any material claim, against the Business arising out of any injury to individuals or property as a result of the ownership, possession, or use of any product manufactured, sold, leased, or delivered by Seller.

(q)Employee Matters.

(i)Section 3(q)(i) of the Disclosure Schedule sets forth a true and complete list, for all Company Employees and all independent contractors of the Business (identified as such) that have provided services for six (6) months or longer, of each such individual’s (A) name, (B) title, (C) annual salary (or, for non-exempt employees, wage rate), and (D) other compensation, and also indicates which of the foregoing individuals is party to a written employment agreement or written independent contractor agreement with Seller and/or its Affiliate. To Seller’s Knowledge, and except as set forth on Section 3(q)(i) of the Disclosure Schedule, none of the Company Employees has communicated in writing to Seller that he or she intends to not accept employment with Buyer.

(ii)Except as set forth on Section 3(q)(ii) of the Disclosure Schedule, to the Knowledge of Seller, no written charge or complaint of employment discrimination or other employment law or contractual violation is pending against Seller.

(iii)To Seller’s Knowledge, there is no labor strike, requested slowdown or stoppage pending against Seller, nor has any request for representation by a union been submitted to Seller.

(r)[Intentionally Omitted.]

(s)Employee Benefits.

(i)Section 3(s)(i) of the Disclosure Schedule sets forth a list of each current Company Benefit Plan in which employees of Seller participate, copies of which Seller has made available to Buyer.

(ii)Neither Seller nor any ERISA Affiliate has any liability under any Company Benefit Plan or any other “employee benefit plan” (within the meaning of Section 3(3) of ERISA) maintained by or contributed to by Seller or any ERISA Affiliate that could reasonably be anticipated to become a liability of Buyer or result in any Lien or other encumbrance on the Acquired Assets. No event has occurred, and there exists no condition or set of circumstances in connection with any Company Benefit Plan, under which Buyer could reasonably be anticipated to be subject to any Company Benefit Plan liability under ERISA, the Code, or otherwise except as may be required under COBRA.

(iii)Except as set forth in Section 3(s)(iii) of the Disclosure Schedule, Seller has no obligation under any Company Benefit Plan or otherwise to provide life or health insurance benefits to current or future terminated or retired employees of Seller, or any other Person, except as specifically provided by COBRA.

(iv)No Company Benefit Plan is a “multiemployer plan,” as such term is defined in Section 3(37) of ERISA, “multiple employer welfare association,” within the meaning of Section 3(40) of ERISA, or any plan of the type described in Sections 4063 and 4064 of ERISA or in Section 413 of the Code (and any regulations promulgated thereunder).

(v)No facts or circumstances exist with respect to any Company Benefit Plan, that is subject to Title IV of ERISA, which could or would reasonably be anticipated to give rise to a Lien on the Acquired Assets under Section 4068 of ERISA or otherwise.

(vi)Seller has complied in all material respects with each Company Benefit Plan.

(vii)There are no ERISA Affiliates either (1) conducting a material portion of such entity’s business or employing individuals within the United States, or (2) sponsoring or contributing to any “employee benefit plan” (as defined in Section 3(3) of ERISA) or “multiemployer plan” (as defined in Section 3(37) of ERISA) maintained under the laws of the United States.

(viii)This Section 3(s) contains the sole and exclusive representations and warranties of Seller with respect to any employee benefit matters relating to Seller or the Business.

(t)Intellectual Property. Seller owns all Intellectual Property that is material to the business, financial condition, or results of operations of Seller, taken as a whole. Section 3(t) of the Disclosure Schedule contains a list of all registered Intellectual Property owned by Seller. No material claims are pending or, to Seller’s Knowledge, are overtly threatened that allege Seller is infringing the Intellectual Property rights of any Person. To Seller’s Knowledge, no Person is infringing the rights of Seller with respect to any Intellectual Property of Seller in a manner that could reasonably be expected to have a Material Adverse Effect.
(u)Customers; Suppliers.
(i)Major Customers. Section 3(u)(i) of the Disclosure Schedule contains a true, correct and complete list of the five (5) largest customers, including distributors, of Seller for the 2014 fiscal year (determined on the basis of the total dollar amount of net sales) showing the total dollar amount of net sales to each such customer during such year. None of the five (5) largest customers of Seller for the 2014 fiscal year has notified Seller in writing or, to Seller’s Knowledge, verbally that such customer is discontinuing the purchase of products from Seller or materially reducing the volume of business such customer intends to transact with Seller. Notwithstanding the foregoing, nothing in this representation and warranty shall constitute or be construed as a guarantee of the future performance of any customer of the Business regardless of any projections or other documents provided to Buyer with respect to the same.
(ii)Major Suppliers. Section 3(u)(ii) of the Disclosure Schedule contains a true, correct and complete list of the five (5) largest suppliers to Seller for the 2014 fiscal year (determined on the basis of the total dollar amount of purchases) showing the total dollar amount of purchases from each such supplier during such year. None of the top five (5) suppliers of Seller for the 2014 fiscal year has notified Seller in writing that such supplier shall stop, or materially decrease the rate of, supplying materials, products or services to Seller.
(v)Brokers. Except for Stout Risius Ross, Inc., the fees and expenses of which will be borne by Seller, neither Seller nor any of its directors, officers, employees, members or agents have retained, employed or used any broker or finder in connection with the transactions provided for herein or in connection with the negotiation thereof.
(w)Undisclosed Liabilities. Seller does not have any liability except for (i) liabilities set forth on the Recent Balance Sheet and (ii) liabilities that have arisen after the date of the Recent Balance Sheet in the Ordinary Course of Business.
(x)Customer Commercial Disputes. Seller does not have any disputes with customers over commercial terms, the resolution of which could reasonably be anticipated to have a Material Adverse Effect.
(y)Disclaimer of Other Representations and Warranties. Except as expressly set forth in this Article 3, Seller will sell the Acquired Assets to Buyer “AS IS,” and Seller makes no representation or warranty, express or implied, at law or in equity, in respect of Seller, Parent, the Business, the Acquired Assets or the Assumed Liabilities, including with respect to merchantability or fitness for any particular purpose, and any such other representations or warranties are expressly disclaimed.

4.	REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer makes the following representations and warranties to Seller, each of which is true and correct on the date hereof.
(a)Organization. Buyer is a corporation, validly existing and in good standing under the laws of the State of Delaware.

(b)Corporate Power. Buyer has all requisite corporate power to enter into this Agreement and the other documents and instruments to be executed and delivered by Buyer and to carry out the transactions contemplated hereby and thereby.

(c)Authority. The execution and delivery of this Agreement and the other documents and instruments to be executed and delivered by Buyer pursuant hereto and the consummation of the transactions contemplated hereby and thereby have been duly authorized by the Board of Directors of Buyer. No other corporate act or proceeding on the part of Buyer is necessary to authorize this Agreement or the other documents and instruments to be executed and delivered by Buyer pursuant hereto or the consummation of the transactions contemplated hereby and thereby.

(d)Validity. This Agreement has been duly and validly executed by Buyer, and this Agreement constitutes, and when executed and delivered, the other documents and instruments to be executed and delivered by Buyer pursuant hereto will constitute, the legal, valid and binding obligation of Buyer, enforceable in accordance with their respective terms, except as such may be limited by bankruptcy, insolvency, reorganization, or other laws affecting creditors’ rights generally, and by general equitable principles.

(e)No Violation. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, will (i) conflict with or result in a breach of any of the terms, conditions or provisions of the Articles of Incorporation or Bylaws of Buyer; (ii) violate, conflict with or result in a breach of or default under any of the terms, conditions or provisions of any material agreement, understanding, arrangement, indenture, contract, lease, sublease, loan agreement, or note, to which Buyer is a party or by which it is bound or to which its assets are subject; (iii) result in the creation of any Lien on the assets, ownership interests or properties of Buyer; or (iv) conflict with, violate or result in a breach of or constitute a default under any law, statute, rule, judgment, order, decree, injunction, ruling or regulation of any government, governmental agency, authority or instrumentality, court or arbitration tribunal to which Buyer or any of Buyer’s assets or properties are subject, excluding from clauses (ii) through (iv) those items that are not reasonably likely to have a material adverse effect on Buyer.

(f)No Brokers. Neither Buyer nor any of its directors, officers, employees, shareholders or agents has retained, employed or used any broker or finder in connection with the transactions provided for herein or in connection with the negotiation thereof.

(g)Independent Investigation. Buyer has inspected and conducted such reasonable independent review, investigation and analysis (financial and otherwise) of Seller and the Business as desired by Buyer. The purchase of the Acquired Assets and the assumption of the Assumed Liabilities by Buyer and the consummation of the transactions contemplated hereby by Buyer are not done in reliance upon any representation or warranty by, or information from, Seller or any of its Affiliates, employees, agents, or advisors, whether oral or written, express or implied, including any implied warranty of merchantability or of fitness for a particular purpose, except for the representations and warranties specifically and expressly set forth in Article 3 (in each case, as modified by the Disclosure Schedule), and Buyer acknowledges that Seller expressly disclaims any other representations and warranties. Such purchase and consummation are instead done entirely on the basis of Buyer’s own investigation, analysis, judgment and assessment of the present and potential value and earning power of the Business, as well as those representations and warranties by Seller specifically and expressly set forth in Article 3 (in each case, as modified by the Disclosure Schedule).

(h)Sufficiency of Funds. Buyer has sufficient cash on hand or other sources of immediately available funds to enable it to make payment of the Purchase Price and consummate the transactions contemplated by this Agreement.

5.	POST CLOSING COVENANTS AND OTHER MATTERS

(a)Post-Closing Access to Information. Without limiting any Party’s obligations elsewhere under this Agreement, for a period of six (6) years after the Closing Date, Buyer shall cause its appropriate personnel to provide, when reasonably requested to do so by Seller, access to all Tax, financial and accounting information and records of or relating to Seller in respect of periods prior to the Closing then in the possession of such Party and the right to make copies or extracts from such records at Seller’s expense. During such period, Buyer shall not (and shall cause its employees not to) intentionally dispose of, alter or destroy such information and records without giving thirty (30) days’ prior written notice to Seller and permitting Seller, at its expense, to examine, duplicate or repossess such information and records. For the elimination of doubt, Buyer shall provide Seller with all reasonably requested information necessary to: (i)  confirm the employment status of any Incentive Plan Recipient (which information may include, by example, payroll reports, employee rosters, and other documentation); and (ii) prepare and file any Tax Return (which may include access to and cooperation of certain Hired Employees).

(b)Further Assurances. From time to time after the Closing Date, upon the request of the other Party and without further consideration, each Party shall execute and deliver to the requesting Party such documents and take such action as the requesting Party reasonably requests to consummate more effectively the intent and purpose of the Parties under this Agreement and the transactions contemplated hereby.

(c)Removal of Excluded Assets. Within thirty (30) days after the Closing Date, Seller shall, at its sole cost and expense, remove all Excluded Assets from the Owned Real Property to be occupied by Buyer.

(d)Maintenance of Relationships. Seller shall not take any action that is designed or intended to have the effect of discouraging any lessor, licensor, customer, supplier, or other business associate of Seller from maintaining the same business relationships with Buyer after the Closing as it maintained with Seller prior to the Closing. Seller will satisfy the Retained Liabilities (except where Seller disputes the validity of any such liability) in a manner that is not detrimental to any such relationships.

(e)Non-Compete, Non-Solicit, and Non-Disclosure.

(i)For and in consideration of the payment of the Purchase Price, Seller agrees that for a period of four (4) years from and after the Closing Date, Seller shall not (and shall cause its Affiliates to not) directly or indirectly, anywhere in North America or South America, (A) engage in (1) the operations or activities presently conducted by the Business or (2) the design, manufacture, marketing or sale of goods or services of the type presently designed, manufactured, marketed or sold by the Business, (B) induce or attempt to induce any customer, supplier, associate or other Person to cease doing business with the Business, or in any way interfere with the relationship between the Business and any customer, supplier, employee, associate or other Person, (C) solicit, divert or pursue the business of any Person known to Seller to be a customer of the Business with respect to goods or services which compete in whole or in material part with the Business as presently conducted by Seller as of immediately prior to the Closing, and/or (D) disparage, orally or in writing, Buyer, its Affiliates, the Business or any representative of Buyer, its Affiliates or the Business.

(ii)For a period of five (5) years from and after the Closing Date, Seller shall not (and shall cause its Affiliates to not) directly or indirectly (A) induce or attempt to induce any Business Employee to leave the Business or (B) employ or otherwise engage in any capacity any Business Employee (or otherwise interfere with the relationship between the Business and any Business Employee); provided, however, that nothing in this Section 5(e) shall prohibit Seller from placing a public hiring announcement that is not targeted at any employee of the Business and, if such an employee should respond to such public hiring announcement, hiring such individual. For purposes of this Agreement, “Business Employee” means all Company Employees, Charles Weber, Kaber Technologies, LLC, and any other individual employed by Seller within one (1) year prior to the Closing Date. Without limiting the generality of the foregoing, Seller shall be permitted to communicate with Charles Weber and make such payments to Kaber Technologies, LLC as required under Section 5(k), in each case, for the sole purpose of terminating the Kaber Agreement.

(iii)Seller shall treat and hold as confidential all of the Confidential Information and deliver promptly to Buyer or destroy, at the request and option of Buyer, all tangible embodiments (and all copies, other than as necessary for Tax, regulatory or other filings required of Seller or Parent by applicable Law following the Closing, or otherwise required by applicable Law to be retained by Seller or Parent) of the Confidential Information which are in Seller’s possession and that can be so delivered or destroyed with the use of reasonable, practical efforts by Seller. Notwithstanding anything in this Agreement to the contrary, Seller shall be entitled to retain for its record an itemized index of the contents of the electronic data room maintained by Stout Risius Ross, Inc. in connection with the transactions contemplated hereby. In the event that Seller is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, Seller will notify Buyer promptly of the request or requirement so that Buyer may seek an appropriate protective order or waive compliance with the provisions of this Section 5(e)(iii). If, in the absence of a protective order or the receipt of a waiver hereunder, Seller is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, Seller may disclose the Confidential Information to the tribunal; provided, however, that Seller shall use its reasonable best efforts to obtain, at the reasonable request of Buyer, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as Buyer shall designate.

(f)Enforcement. If the final judgment of a court of competent jurisdiction declares that any term or provision of Section 5(e) is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed. Seller acknowledges and agrees that any breach by it of the provisions of Section 5(e) applicable to it would cause irreparable injury to Buyer, its Affiliates and/or the Business, for which damages at law would not be an adequate remedy. Accordingly, Seller acknowledges and agrees that, in the event of a breach or threatened breach by Seller (the “Breaching Party”) of any of the provisions of Section 5(e) applicable to the Breaching Party, then, in addition to any other rights or remedies which Buyer, its Affiliates and/or the Business (the “Damaged Party”) may have, the Damaged Party shall have the right to (i) collect any Losses caused by such breach and/or (ii) enforce any legal or equitable remedy (including specific performance and/or preliminary and permanent injunctive relief) that such Damaged Party may have against the Breaching Party to prevent further injury to the Damaged Party resulting from such breach, all without relieving such Breaching Party from its obligations set forth in Section 5(e).

(g)Taxes. Seller shall timely prepare and file all Tax Returns attributable to Seller’s operation of the Business or other activities and pay all Taxes of Seller associated therewith. Buyer and Seller will each pay fifty percent (50%) of all Taxes that are required to be paid in respect of any transfer, sales, use, recording, value-added or similar Taxes that may be imposed by reason of the sale, assignment, transfer and delivery of the Acquired Assets (“Transfer Taxes”). Buyer will timely file all Tax Returns required to be filed in connection with the payment of such Transfer Taxes. The Parties agree to cooperate in good faith with each other in connection with the preparation and filing of such Tax Returns, in obtaining all available exemptions from such Transfer Taxes and in timely providing each other with resale certificates and any other documents necessary to satisfy any such exemptions.

(h)Employment Matters.

(i)Effective as of immediately prior to the Closing, Seller will have terminated each of the Company Employees and Kenneth L. Morris, except for the Assigned Employees. The written employment agreement of each Assigned Employee will be amended and assigned to Buyer for continuing employment with Buyer thereunder. Buyer will make offers of at-will employment to all Company Employees other than the Assigned Employees and Kenneth L. Morris, subject to its standard pre-hiring conditions and screening procedures. The Company Employees who accept employment with Buyer, including the Assigned Employees, are referred to as the “Hired Employees.” All Hired Employees will become employees of Buyer effective as of the Closing.

(ii)Buyer will provide to the Hired Employees compensation, bonus opportunities and employee benefits which are, in the aggregate, comparable to the compensation, bonus opportunities and employee benefits provided to the Company Employees immediately prior to the Closing Date. Each Hired Employee will be given credit for his or her years of service with Seller prior to the Closing Date for purposes of benefit accruals, determining eligibility to participate in and vesting under the employee benefit plans of Buyer or its Affiliates in which Hired Employees become eligible to participate after the Closing Date. With respect to each welfare or fringe benefit plan maintained by Buyer or its Affiliates in which Hired Employees become eligible to participate on or after the Closing Date, (A) Buyer will waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Hired Employees (and their covered dependents), other than any such limitations that are in effect with respect to any Hired Employee (or his or her covered dependents) and that have not been satisfied under the corresponding Company Benefit Plan immediately prior to the Closing Date; and (B) Buyer will provide each Hired Employee with credit for any deductibles and maximum out-of-pocket requirements paid by such Hired Employee for the then current plan year under the corresponding Company Benefit Plan immediately prior to the Closing Date. Nothing in this Agreement, express or implied, is intended to or shall confer upon or be construed to confer upon any Person not a party to this Agreement, including any Hired Employee or legal representative thereof, any rights or remedies (including any right to employment for any specified period or rights to any specific benefits or compensation) of any nature or kind whatsoever under or by reason of this Agreement; nor shall Buyer or its Affiliates be prevented from promoting, demoting, terminating or taking any other action (including, without limitation, altering at-will status) with respect to any Hired Employee.

(iii)Buyer and Seller agree that the consummation of this Agreement does not result in the Hired Employees experiencing a separation of service for purposes of Section 409A of the Code and any severance under the written employment agreements assigned to Buyer pursuant to Section 5(h)(i). Buyer will be responsible for and pay severance obligations under the written employment agreements identified Section 5(h)(iii) of the Disclosure Schedule, to the extent such severance obligations arise out of (A) the termination of any such Assigned Employee who does not become a Hired Employee and (B) any such Assigned Employee that becomes a Hired Employee, is terminated by Buyer within one year following the Closing Date, and who would have been entitled to severance under his or her written employment agreement identified on Section 5(h)(iii) of the Disclosure Schedule if terminated prior to the Closing.

(iv)Buyer will be responsible for providing continuation coverage required under COBRA to all such employees, former employees or their dependents of Seller who are or become “M&A Qualified Beneficiaries” (as such term is defined in Treasury Regulations §54.4980B-9) as a result of the consummation of this Agreement and any former employee of Seller that is receiving continuation coverage under COBRA or any similar state Law as of immediately prior to Closing. Buyer will be responsible for all administrative duties required in connection with providing continuation coverage under COBRA or any similar state Law.

(v)Each Hired Employee who receives an “eligible rollover distribution” (within the meaning of Section 402(c)(4) of the Code) from a Company Benefit Plan will be eligible to rollover such distribution, including any participant loan under a Company Benefit Plan that is part of such “eligible rollover distribution,” into an account in the tax-qualified defined contribution plan which will be maintained by Buyer or an Affiliate of Buyer for the Hired Employees.

(vi)Not more than forty-five (45) days following the three (3)-month anniversary of the Closing Date, Buyer shall provide to Seller written evidence reasonably satisfactory to Seller and Parent that all payments of the Bonus Amount were made to the Incentive Plan Recipients in accordance with Seller’s instructions set forth on Schedule A.

(i)Nonassignable Assets. Notwithstanding anything set forth herein to the contrary, no Acquired Assets shall be deemed sold, transferred or assigned to the Buyer pursuant to this Agreement if the attempted sale, transfer or assignment thereof to Buyer without the consent or approval of another party or Governmental Entity would be ineffective or would constitute a breach of contract or a violation of any law or would in any other way materially and adversely affect the rights of Seller (or Buyer as transferee or assignee) and such consent or approval is not obtained on or prior to the Closing. In each such case, to the extent possible, (A) the beneficial interest in or to such Acquired Assets (collectively, the “Beneficial Rights”) shall in any event pass as of the Closing to Buyer under this Agreement, and (B) pending such consent or approval, Buyer shall assume or discharge the liabilities of Seller related to such Beneficial Rights (to the extent such liabilities are Assumed Liabilities hereunder) as agent for Seller and Seller shall act as Buyer’s agent in receipt of any benefits, rights or interests received relating to the Beneficial Rights. Buyer and Seller shall use reasonable best efforts (and bear their respective costs) without payment of any material fees, penalties or other amounts to any third party to obtain or secure any and all consents or approvals that may be necessary to effect the legal and valid sale, transfer or assignment of any Acquired Assets underlying the Beneficial Rights. Buyer and Seller shall make or complete such transfers as soon as reasonably practicable and cooperate with each other in any other reasonable arrangement designed to provide for Buyer the Beneficial Rights including enforcement at the cost and for the account of Buyer of any and all rights of Seller against the other party thereto, and to provide for the discharge by Buyer of any liability under such Acquired Assets (to the extent such liabilities are Assumed Liabilities hereunder).

(j)Post-Closing Remittance. From and after the Closing, if Buyer or Seller receives any payment from a third party that is the property of the other Party pursuant to the terms of this Agreement (including, without limitation, any Tax refund from the State of Minnesota payable to Seller), the Party receiving such property shall (i) hold such payment as agent for and on behalf of the other Party and (ii) promptly (and in no event later than ten (10) days following receipt) remit such payment to the other Party.

(k)Kaber Agreement. Not later than forty-five (45) days following the Closing Date, Seller shall terminate that certain letter agreement, dated September 3, 2013, between Seller and Kaber Technologies LLC, together with the Confidentiality and Non-Disclosure Agreement effective as of September 3, 2013 between such parties (collectively, the “Kaber Agreement”), excluding any confidentiality, non-disclosure, restrictive covenant, or other provisions intended by the terms of the Kaber Agreement to survive such termination. For the elimination of doubt, Seller’s performance of its obligations under this Section 5(k), including communications with Charles Weber and Kaber Technologies, LLC for the sole purpose of terminating the Kaber Agreement, shall not constitute a violation of the covenants set forth in Section 5(e).

(l)Name Change. Within ninety (90) days after the Closing Date, Seller shall change its name to one that is not confusingly similar to “CPI Binani, Inc.”, amend its articles of incorporation to effect such name change and thereafter cease referring to itself as “CPI Binani, Inc.” or by any similar name, or otherwise using any name including the terms “CPI” or any name confusingly similar to “CPI Binani, Inc.” in communications, statements, forms, publications, marketing efforts, business cards and/or representations in any form or medium.

6.	INDEMNIFICATION

(a)Survival. Subject to the limitations set forth in below, all representations, warranties, covenants and agreements of Buyer and Seller in this Agreement and the other Transaction Documents will survive the execution, delivery and performance of this Agreement and the other Transaction Documents. This Section 6(a) does not limit any covenant or agreement of the Parties that by its terms contemplates performance after the Closing or after the termination of this Agreement.

(i)All of the representations and warranties contained in Sections 3(b)-(c) and Sections 3(e)-(y) (collectively, the “Non Fundamental Representations and Warranties”) shall continue to survive in full force and effect until the fifteen (15) month anniversary of the Closing Date; provided that (A) the representations and warranties contained in Sections 3(a) and 3(d) (collectively, the “Fundamental Representations”) shall continue to survive in full force and effect until the twenty-four (24) month anniversary of the Closing Date and (B) the representations and warranties contained in the last sentence of Section 3(g) shall continue to survive in full force and effect until the date that is forty-five (45) days from the Closing Date;

(ii)the representations and warranties contained in Article 4 shall continue to survive in full force and effect until the fifteen (15) month anniversary of the Closing Date; provided that the representations and warranties set forth in Sections 4(a), 4(b), 4(c), and 4(d) shall continue to survive in full force and effect until the twenty-four (24) month anniversary of the Closing Date; and

(iii)if, at any time prior to the applicable expiration date referenced above, a Party (acting in good faith) delivers to the other Party hereto a written notice alleging the existence of a breach of any of the representations and warranties made by such other Party in this Agreement setting forth in reasonable detail the basis for such Party’s belief that such an inaccuracy or breach may exist and asserting a claim for recovery under Article 6 based on such alleged breach, then the claim asserted in such notice shall survive the expiration of the applicable time period until such time as such claim is fully and finally resolved.

(b)Indemnification Provisions for Buyer’s Benefit.

(i)In the event Seller breaches any of its representations, warranties, and covenants contained in this Agreement or the other Transaction Documents, and provided that Buyer makes a written claim for indemnification pursuant to Section 10(e) below within the survival period (if there is an applicable survival period pursuant to Section 6(a) above), then Seller shall be obligated to indemnify Buyer from and against the entirety of any Losses Buyer may suffer (including any Losses Buyer may suffer after the end of any applicable survival period) resulting from, arising out of, relating to, in the nature of, or caused by the breach; provided, however, that solely with respect to the Non Fundamental Representations and Warranties:

(A)Seller shall have no obligation to indemnify Buyer from and against any Losses resulting from, arising out of, relating to, in the nature of, or caused by the breach of any Non Fundamental Representations and Warranties until Buyer has suffered Losses by reason of all such breaches in excess of a One Hundred Fifty Thousand Dollars ($150,000) aggregate deductible (the “Deductible”);

(B)Buyer’s sole recourse for Losses in excess of the Deductible arising out of breaches of any Non Fundamental Representations and Warranties shall be satisfied:

(1)First, from and to the extent of the Indemnification Escrow Fund, and

(2)After the Indemnification Escrow Fund is fully extinguished, through claims against the R&W Insurance Policy.

(ii)In addition to the foregoing, Seller shall be obligated to indemnify Buyer from and against the entirety of any Losses Buyer may suffer resulting from, arising out of, relating to, in the nature of, or caused by (A) any liability of Seller that is not an Assumed Liability (including any Retained Liability); (B) any liability of Seller for Taxes or other Losses Buyer may suffer by reason of Seller’s failure to comply with Section 5(g); (C) the matter described on Section 3(h) of the Disclosure Schedule; or (D) that certain Supply Agreement, dated April 20, 2012, between Seller and BRP, as amended, with respect to events occurring on or prior to the Closing Date; provided, however, that Seller’s obligation to indemnify Buyer under clause (D) above shall survive only until the thirty-six (36)-month anniversary of the Closing Date.

(iii)The maximum aggregate liability for indemnification claims payable by Seller hereunder shall be the Purchase Price.

(c)Indemnification Provisions for Seller’s Benefit. In the event Buyer breaches any of its representations, warranties, and covenants contained herein or the Transaction Documents, and,

provided that Seller makes a written claim for indemnification against Buyer pursuant to Section 10(e) below within the survival period (if there is an applicable survival period pursuant to Section 6(a) above), then Buyer shall indemnify Seller from and against the entirety of any Losses suffered (including any Losses suffered after the end of any applicable survival period) resulting from, arising out of, relating to, in the nature of, or caused by the breach. Buyer agrees to indemnify Seller from and against the entirety of any Losses Seller may suffer resulting from, arising out of, relating to, in the nature of, or caused by (i) any Assumed Liability; or (ii) any liability of Buyer for Taxes or other Losses Seller may suffer by reason of Buyer’s failure to comply with Section 5(g).

(d)Indemnification Claim Procedures. The obligations and liabilities of any party to indemnify any other party under this Article 6 in respect of claims by third parties shall be subject to the following terms and conditions. The party to be indemnified (the “Indemnified Party”) will give the party from whom indemnification is sought (the “Indemnifying Party”) written notice of any such claim within ten (10) days of the Indemnified Party becoming aware of the claim, including a statement of the facts underlying the claim and a statement of the amount of the claim. Unless such claim involves a matter for which an Indemnified Party seeks recovery under the R&W Insurance Policy (a “R&W Claim”), the Indemnifying Party will undertake the defense thereof by representatives chosen by it. So long as the Indemnifying Party is defending any such claim actively and in good faith, the Indemnified Party shall not settle such claim. For the avoidance of doubt, Buyer and/or the insurer under the R&W Insurance Policy shall have the right to control (whether directly or indirectly) the defense of any R&W Claim. The Indemnified Party shall make available to the Indemnifying Party or its representatives all records and other materials required by them and in the possession or under the control of the Indemnified Party, for the use by the Indemnifying Party and its representatives in defending any such claim, and shall in other respects give reasonable cooperation in such defense.

(e)Calculation of Losses. Any determination of Losses shall be net of a reasonable estimate of the value of any Tax benefits realizable by the Indemnified Party by reason of the facts and circumstances giving rise to the claim for indemnification. The calculation of Losses shall be net of the amount of any insurance proceeds (other than proceeds from the R&W Insurance Policy) recoverable by the Indemnified Party with respect to such Losses. The calculation of Losses shall not include damages arising because of a change after the Closing in Law or accounting policy. To the extent that a claim for indemnification by Buyer hereunder relates to a liability incurred by Seller and there is an accrual on the Closing Balance Sheet in respect of such liability, then the determination of Losses in respect of such Claim shall be net of such accrual. In the event that Buyer, Seller, Parent or any other Indemnified Party receives a payment in reimbursement or otherwise in respect of a Loss from a third party as to which an Indemnifying Party has previously made a payment to an Indemnified Party hereunder, the applicable Indemnified Party shall promptly pay over to the applicable Indemnifying Parties their proportionate share (based on the amounts paid by the Indemnifying Parties) of such amount received from the third party (net of reasonable expenses incurred by the Indemnified Party in obtaining such payment). The Indemnified Parties shall take all reasonable steps to mitigate any Losses in respect of a claim that is subject to indemnification hereunder. In the event an Indemnifying Party makes any payment in respect of Losses under this Article 6 to an Indemnified Party, such Indemnifying Party shall have a right of subrogation against any third party as to which the Indemnified Party could recover some or all of such Losses so as to permit the Indemnifying Party to recover the amount of its indemnification payment hereunder. Any determination of Losses hereunder shall not include any amount in respect of consequential, indirect, or incidental damages, including, without limitation, lost profits or Losses based on multipliers of Seller earnings or profits or otherwise in respect of a diminution value of Seller, all of which are hereby excluded.

(f)Exclusive Remedy. The Parties agree that, except (i) as provided in Section 6(j), (ii) with respect to obligations of Seller under Section 5(e), and/or (iii) with respect to obligations of Parent under the Parent Agreement, from and after the Closing, indemnification under this Article 6 shall be the exclusive remedy for any claim or action related to or arising out of the transactions contemplated by this Agreement.

(g)Subrogation. Buyer agrees that the R&W Insurance Policy will expressly exclude any right of subrogation against Seller or Parent under this Agreement or any Transaction Document other than with respect to or in the event of fraud.

(h)Buyer Rights Against Insurer. Nothing in this Agreement shall be deemed to limit any rights of Buyer as against any insurer under the R&W Insurance Policy.

(i)Limitation on Indemnification for Taxes. Notwithstanding anything herein to the contrary, Seller will have no obligation to indemnify or pay for any of the following Taxes: (i) any Transfer Tax for which Buyer is responsible under Section 5(g); (ii) any Tax resulting from Buyer’s failure to comply with the provisions of Section 5(g); or (iii) any Tax arising from any transactions occurring on or after the Closing.

(j)Fraud. Nothing in this Article 6 shall limit any remedy Buyer may have against any Person for actual fraud involving a knowing, reckless or intentional misrepresentation of a fact material to the transactions contemplated by this Agreement made with the intent of inducing any other Party hereto to enter into this Agreement and upon which such other Party has relied (as opposed to any fraud claim based on constructive knowledge, negligent misrepresentation or a similar theory) under applicable tort Laws.

(k)R&W Insurance Policy. Notwithstanding anything herein to the contrary contained in this Agreement:

(i)Seller has purchased the R&W Insurance Policy, on behalf of the Buyer, to insure Buyer against certain Losses arising out of or in connection with breaches of any of Seller’s representations and warranties contained in this Agreement;

(ii)nothing in this Agreement shall obligate the Buyer to take action to recover under the R&W Insurance Policy, it being understood that any such decision shall be in the sole discretion of the Buyer and shall not entitle Buyer to assert any claim against Seller not otherwise contemplated under Section 6(b);

(iii)Buyer shall not have any right to assert a claim against Seller unless and until Buyer reasonably determines that it has exhausted its right of recovery (if any) available for such claim under the terms of the R&W Insurance Policy;

(iv)Seller shall not be entitled to any proceeds from the R&W Insurance Policy;

(v)Seller agrees not to assert that the R&W Insurance Policy is the primary source of recovery for Losses (or any similar theory or argument under applicable law or equity), except in response to a claim for indemnification made by Buyer directly against Seller in violation of the limitations set forth in Section 6(b)(i)(B);

(vi)Seller hereby waives any rights of contribution or subrogation against the R&W Insurance Policy insurer with respect to any Losses ; and

(vii)Seller shall not be entitled to assume the defense of a Third Party Claim if a material portion of the Losses arising from such Third Party Claim are reasonably likely to be reimbursable under the R&W Insurance Policy and the insurer under the R&W Insurance Policy objects in writing to the assumption of the defense of such Third Party Claim by Seller.

7.	CLOSING

(a)Closing Date. The closing with respect to the transactions contemplated hereby (the “Closing”) shall take place at a time, date, and location to be agreed upon in writing by the Parties. The date on which the Closing occurs is referred to herein as the “Closing Date.”

(b)Closing Deliveries. At the Closing, (i) Seller shall have delivered (or caused to be delivered) to Buyer each of the documents set forth as the “Seller Deliveries” on Exhibit F and (ii) Buyer shall have delivered to Seller each of the documents set forth as the “Buyer Deliveries” on Exhibit F.

8.	RESOLUTION OF DISPUTES

With the exception of an action for equitable relief (including injunctive relief) arising from a breach by Seller of any of its obligations and covenants contained in Section 5, any dispute, controversy or claim arising out of or relating to this Agreement or any contract or agreement entered into pursuant hereto or the performance by the Parties of its or their terms shall be finally resolved by binding arbitration held in Minneapolis, Minnesota, in accordance with the Commercial Arbitration Rules of the American Arbitration Association then in effect (the “Rules”) by arbitrator(s) appointed in accordance with the Rules. In the event of a breach by Seller of any of its obligations and covenants contained in Section 5, the Damaged Party shall be entitled to institute proceedings in any court of competent jurisdiction to obtain the equitable relief described in Section 5(f). In any such action, Seller shall consent to the jurisdiction of any state or federal court in Minneapolis, Minnesota and shall waive any defense based on a lack of personal jurisdiction.

9.	TAX MATTERS

For all relevant Tax purposes, the Parties will treat any indemnification payments made pursuant to this Agreement as an adjustment to the Purchase Price.

10.	MISCELLANEOUS

(a)Disclosures and Announcements. From and after the Closing, Buyer, Seller and Parent shall each be permitted to make announcements and disclosures concerning the transactions provided for in this Agreement; provided, however, that Buyer and Seller (on behalf of itself and Parent) shall make available to the other Party the substance of any such announcement or disclosure. Except as required by applicable law or exchange listing requirement, no Party shall make any public disclosure relating to the terms, conditions or existence of this Agreement; provided, however, Parent, Seller and Buyer may disclose their respective roles in the transactions contemplated herein in board presentations, marketing materials, and as necessary in communications with their respective lenders.

(b)Assignment; Parties in Interest. Except as expressly provided herein, the rights and obligations of a Party hereunder may not be assigned, transferred or encumbered without the prior written consent of the other Party, and any such attempted assignment without consent shall be null and void. Notwithstanding the foregoing, Seller may assign any or all of its rights under this Agreement (including, without limitation, any right to receive payment) to Parent or any Affiliate designated by Parent. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by the respective successors and permitted assigns of the Parties. Nothing contained herein shall be deemed to confer upon any other person any right or remedy under or by reason of this Agreement.

(c)Law Governing Agreement. This Agreement may not be modified or terminated orally, and shall be construed and interpreted according to the internal laws of the State of Delaware, excluding any choice of law rules that may direct the application of the laws of another jurisdiction.

(d)Amendment and Modification. Buyer and Seller may amend, modify and supplement this Agreement only in such manner as may be agreed upon in writing between Buyer and Seller.

(e)Notice. All notices, requests, demands and other communications hereunder shall be given in writing and shall be sent to the Parties at their respective addresses indicated herein by registered or certified U.S. mail, return receipt requested and postage prepaid, or by private overnight mail courier service. The respective addresses to be used for all such notices, requests, demands or other communications are as follows:

(i)If to Buyer, to addresses:
Core Molding Technologies, Inc.
800 Manor Park Drive
Columbus, Ohio 43228

Facsimile: (614) 870-4028
E-mail: KBarnett@coremt.com
Attention: Kevin L. Barnett

with a copy (which shall not constitute notice) to:

Squire Patton Boggs (US) LLP
2000 Huntington Center
41 S. High St.
Columbus, Ohio 43215
Facsimile: (614) 365-2499
E-mail: don.hughes@squirepb.com
Attention: Donald W. Hughes

or to such other Person or address as Buyer shall furnish to Seller in writing.
(ii)If to Seller, to each of the following addresses:
Binani Industries Limited, Dubai
C/O B-233 Jebel Ali Industrial Area-2
P.O. Box# 37608
Dubai, United Arab Emirates
Phone: +971 564806790 (UAE)
Email: amit.garg@binani.net
Attention: Amit Garg, Executive Vice President

with a copy (which shall not constitute notice) to:

Lindquist & Vennum LLP
80 S. 8th Street
4200 IDS Center
Minneapolis, Minnesota 55402
Attention: Frank B. Bennett
Telephone: (612) 371-3931
Facsimile: (612) 371-3207
Email: fbennett@lindquist.com

or to such other Person or address as Seller shall furnish to Buyer in writing.

If sent by overnight courier pursuant to this Section, such communication shall be deemed delivered upon receipt; and if sent by United States mail pursuant to this Section 10(e), such communication shall be deemed delivered as of the date of delivery indicated on the receipt issued by the relevant postal service, or, if the addressee fails or refuses to accept delivery, as of the date of such failure or refusal.

(f)Expenses. Except as otherwise set forth in this Agreement, each of the Parties shall bear its own expenses and the expenses of its counsel and other agents in connection with the transactions contemplated hereby.

(g)Entire Agreement. This instrument, including all Schedules and Exhibits hereto, embodies the entire agreement between the Parties with respect to the transactions contemplated herein, and supersedes all prior understandings, representations, warranties and agreements, and there have been and are no agreements, representations or warranties between the Parties other than those set forth or provided for herein. WITHOUT LIMITING THE FOREGOING, BUYER ACKNOWLEDGES THAT ARTICLE 3 HEREOF CONSTITUTES THE EXCLUSIVE REPRESENTATIONS AND WARRANTIES BY SELLER IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY.

(h)Counterparts; Facsimiles. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The reproduction of signatures by means of a telecopier or other electronic device shall be treated as though such reproductions are executed originals and each Party covenants and agrees to provide the other Party with a copy of this Agreement bearing original signatures within five (5) days following electronic transmission.

(i)Headings. The headings in this Agreement are inserted for convenience only and shall not constitute a substantive or interpretive part hereof.

(j)Severability. If any provision of this Agreement shall be declared by any court of competent jurisdiction to be illegal, void or unenforceable, then such provisions shall be construed so that the remaining provisions of this Agreement shall not be affected, but shall remain in full force and effect, and any such illegal, void or unenforceable provisions shall be deemed, without further action on the part of any Person, to be modified, amended and/or limited, but only to the extent necessary to render the same valid and enforceable in the applicable jurisdiction.

(k)Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Where any group or category of items or matters is defined collectively in the plural number, any item or matter within such definition may be referred to using such defined term in the singular number, and vice versa.

(l)Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

(m)Buyer’s Acknowledgment. Buyer acknowledges that it has conducted to its satisfaction an independent investigation and verification of the financial condition, operations,

assets, liabilities and properties of Seller and, in making its determination to proceed with the transactions contemplated hereby, Buyer has relied and will rely solely on the results of its own independent investigation and verification and the representations and warranties of Seller expressly and specifically set forth in this Agreement, including the Schedules.
[Signature page follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first set forth above.
CORE MOLDING TECHNOLOGIES, INC.
By: /s/ Kevin L. Barnett
Name:    Kevin L. Barnett
Title:    President and Chief Executive Officer
CPI BINANI, INC.
By: /s/ Scott Ledebuhr
Name:    Scott Ledebuhr
Title: Chief Executive Officer

[Signature Page to Asset Purchase Ageement]

APPENDIX A
“Acquired Assets” means all right, title, and interest in and to all of the assets of Seller, including all of its (a) Owned Real Property, (b) tangible personal property (such as machinery, equipment, inventories of raw materials and supplies, manufactured and purchased parts, goods in process and finished goods, furniture, automobiles, trucks, tractors, trailers, tools, jigs, and dies), (c) Intellectual Property, goodwill associated therewith, licenses and sublicenses granted and obtained with respect thereto, and rights thereunder, remedies against infringements thereof, and rights to protection of interests therein under the laws of all jurisdictions, (d) leases, subleases, and rights thereunder, (e) agreements, contracts, indentures, mortgages, instruments, Liens, guaranties, other similar arrangements, and rights thereunder, (f) accounts, notes, and other receivables, (g) securities, (h) claims, deposits, prepayments, refunds, causes of action, choses in action, rights of recovery, rights of set-off, and rights of recoupment (excluding any refund, rebate or other such item relating to the payment of Taxes), (i) franchises, approvals, permits, licenses, orders, registrations, certificates, variances, and similar rights obtained from governments and governmental agencies, and (j) books, records, ledgers, files, documents, correspondence, lists, plats, architectural plans, drawings, and specifications, creative materials, advertising and promotional materials, studies, reports, and other printed or written materials; provided, however, that the Acquired Assets shall not include the Excluded Assets.
“Adjustment Amount” means (a) the Closing Net Working Capital Amount less (b) the Target Net Working Capital Amount. For avoidance of doubt, the Adjustment Amount may be a negative number.
“Affiliate” has the meaning set forth in Rule 12b 2 of the regulations promulgated under the Securities Exchange Act of 1934, as amended.
“Agreement” has the meaning set forth in the preamble hereof.
“Assigned Employees” means Mike Bergmann, Darin Gallas, Julie Kulas, Scott Ledebuhr, Rhonda Lorenz and Melissa Wangen.
“Assumed Liabilities” means only (a) the Current Liabilities (as defined in this Agreement) of Seller as of the Closing Date which are used in determining Closing Net Working Capital Amount, and (b) obligations of Seller under the Contracts listed on Exhibit G (solely to the extent that such obligations arise and are required to be performed subsequent to the Closing).
“Beneficial Rights” has the meaning set forth in Section 5(i).
“Bonus Amount” means the aggregate amount of the retention bonuses to be paid to the Incentive Plan Recipients in accordance with the Incentive Plan Agreements net of any Tax benefits to Seller arising from such payments.
“Breaching Party” has the meaning set forth in Section 5(f).
“BRP” has the meaning set forth in Exhibit F.

“Business” has the meaning set forth in the recitals to this Agreement.
“Business Employee” has the meaning set forth in Section 5(e)(ii).
“Buyer” has the meaning set forth in the preamble to this Agreement.
“Cash” means cash and cash equivalents (including marketable securities and short-term investments) calculated in accordance with GAAP applied on a basis consistent with the preparation of the financial statements included as Section 3(c) of the Disclosure Schedule.
“Closing” has the meaning set forth in Section 7(a).
“Closing Date” has the meaning set forth in Section 7(a).
“Closing Net Working Capital Amount” means Current Assets minus Current Liabilities.
“COBRA” means Part 6 of Subtitle B of Title 1 of ERISA, Section 4980B of the Code and similar state Laws.
“Code” means the Internal Revenue Code of 1986, as amended through the date hereof, and the applicable Treasury regulations promulgated thereunder.
“Company Benefit Plans” means all of the following maintained by Seller, or to which Seller contributes or has any obligation to contribute, or any liability, for the benefit of any current or former employee, officer, director, consultant or independent contractor or other person (or any dependent of any such person) of Seller: (a) any “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not ERISA applies; and (b) all plans, agreements, policies, programs, or understandings providing for fringe benefits or perquisites, and each other bonus, incentive compensation, deferred compensation, retention, change in control, profit sharing, stock, severance, retention, retirement, health, life, disability, sick leave, group insurance, employment, stock option, stock purchase, stock appreciation right, performance share, supplemental unemployment, layoff, vacation, holiday, or any other similar plans, agreements, policies, programs or understandings (whether written or oral, qualified or nonqualified).
“Company Employees” means all Persons employed by Seller as of immediately prior to the Closing.
“Confidential Information” means all customer and supplier lists, customer requirements, pricing, formulas, designs, devices, technology, know-how, research and development, inventions, methods, processes, compositions, recipes, recipe licenses, franchises, other trade secrets, whether or not patentable and any other confidential information that is material to the Business or operations of Seller.
“Contract” means any contract, agreement, commitment, note, bond, mortgage, indenture, guarantee, deed of trust, lease, sale or purchase order, license, subcontract, indemnity, warranty or other binding arrangement, whether written or oral, to which Seller is a party or by which Seller or its properties or assets is bound.

“Current Assets” means, as of the Closing Date, the sum of “Receivables Due,” “Other Accounts Receivable,” “Inventories” and “Prepaid Expenses” of Seller as set forth on Exhibit C, (a) in each case, calculated in accordance with GAAP as historically applied by Seller and (b) notwithstanding that GAAP may require additional categories of current assets to be included in a GAAP presentation of current assets. For elimination of doubt, the term “Current Assets” shall not include any (a) Excluded Assets or (b) assets related to debt, leases or other items being paid off, in each case, in connection with the transactions contemplated by this Agreement.
“Current Liabilities” means, as of the Closing Date, the sum of “Accounts Payable” and “Accrued Liabilities” of Seller as set forth on Exhibit C, (a) in each case, calculated in accordance with GAAP as historically applied by Seller and (b) notwithstanding that GAAP may require additional categories of current liabilities to be included in a GAAP presentation of current liabilities. For elimination of doubt, the term “Current Liabilities” shall not include any expenses (i) incurred, or (ii) related to debt, leases or other items being paid off, in each case, in connection with the transactions contemplated by this Agreement.
“Damaged Party” has the meaning set forth in Section 5(f).
“Deductible” has the meaning set forth in Section 6(b)(i)(A).
“Disclosure Schedule” has the meaning set forth in Article 3.
“DLFT” has the meaning set forth in the recitals to this Agreement.
“Environmental Laws” means any and all Laws concerning or relating to pollution, or protection of the environment or human health and safety, including, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. § 9601 et seq. (CERCLA); the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq. (RCRA); the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq. (TSCA); the Clean Air Act, 42 U.S.C. § 7401 et seq.; the Clean Water Act, 33 U.S.C. § 1251 et seq.; the Oil Pollution Act, 33 U.S.C. § 2701 et seq.; the Occupational Safety and Health Act, 29 U.S.C. § 651 et seq.; and similar state statutes, and the rules, regulations, decisions, Orders and directives of any Governmental Entity adopted or issued thereunder.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.
“ERISA Affiliate” means any Person that at any relevant time is or was considered a single employer with Seller or Parent under Section 414 of the Code or under ERISA Section 4001(b) or part of the same “controlled group” as Seller or Parent for purposes of ERISA Section 302(d)(3).
“Escrow Agent” means U.S. Bank, N.A.

“Escrow Agreement” has the meaning set forth in Section 2(b)(ii).
“Excluded Assets” means (a) Cash, bank accounts and amounts held in lender restrictive deposit accounts (specifically related to debt to be paid off at Closing); (b) the corporate charter, qualifications to conduct business as a foreign corporation, arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers, seals, minute books, stock transfer books, blank stock certificates, and other documents relating to the organization, maintenance, and existence of Seller as a corporation; (c) any of the rights of Seller under this Agreement (or under any side agreement between Seller on the one hand and Buyer on the other hand entered into on or after the date of this Agreement); (d) all Company Benefit Plans; including but not limited to (i) all assets held in trust or otherwise relating to any Company Benefit Plan or the funding thereof; (ii) any insurance policy, Contract, trust, third party administrator Contract, or other funding arrangement for any Company Benefit Plan; (iii) any monies held by Seller or Parent in any account dedicated to the payment of benefits or insurance premiums relating to any Company Benefit Plan; and (iv) the rights of Seller or Parent to any such Company Benefit Plan assets, Contracts, or monies; (e) any right, title or interest in or to the name “Binani” or any derivation thereof; (f) any refund, rebate or other such item relating to the payment of Taxes; (g) the Kaber Agreement; and (h) those items set forth on Section 3(n) of the Disclosure Schedule.
“Fundamental Representations” has the meaning set forth in Section 6(a)(i).
“Funds Flow Statement” means the statement attached hereto as Exhibit A.
“GAAP” means United States generally accepted accounting principles, as consistently applied by Seller throughout the periods involved.
“Governmental Entity” means any United States or other national or federal government, any state, provincial, municipal or local government, governmental, regulatory or administrative legislature, authority, board, agency, commission, instrumentality, political subdivision or office of any national, federal, state, provincial, municipal, local, foreign or other governmental unit or any court, tribunal, or judicial or arbitral body.
“Hazardous Materials” means any material, waste, chemical, compound or substance, whether solid, liquid or gas, that is defined, listed, identified or otherwise subject to regulation, control or remediation under any Environmental Laws or is otherwise a threat to the environment or health and safety, including without limitation, any asbestos in any form, PCBs, crude oil or any fraction thereof, natural gas, petroleum products or by-products or derivatives.
“Hired Employees” has the meaning set forth in Section 5(h)(i).
“Incentive Plan Agreements” means the agreements between Seller and each Incentive Plan Recipient relating to payment of certain retention bonuses under the Management Retention and Transition Incentive Plan.
“Incentive Plan Recipients” means Mike Bergmann, Darin Gallas, Scott Ledebuhr and Melissa Wangen.

“Indemnification Escrow Amount” means Three Hundred Thirty Thousand Dollars ($330,000).
“Indemnification Escrow Fund” has the meaning set forth in Section 2(b)(ii).
“Indemnified Party” has the meaning set forth in Section 6(d).
“Indemnifying Party” has the meaning set forth in Section 6(d).
“Intellectual Property” means all of the following in any jurisdiction throughout the world: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks and trade dress related to the “Composite Products” and “CPI” names, logos, slogans, and trade names derived from the “Composite Products” and “CPI” names, Internet domain names, and rights in telephone numbers, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including source code, executable code, data, databases, and related documentation), (g) all material advertising and promotional materials, (h) all other proprietary rights, and (i) all copies and tangible embodiments thereof (in whatever form or medium). Notwithstanding the foregoing, nothing in this Agreement shall purport to or actually transfer to buyer any right, title or interest to the name or use of the name “Binani” or any derivation thereof.
“Kaber Agreement” has the meaning set forth in Section 5(k).
“Knowledge” or words of similar meaning, means the actual knowledge of Scott Ledebuhr, Rahul Bansal, Darin Gallas, Melissa Wangen and Mike Bergmann, in the ordinary course of such Person’s duties, without duty of inquiry.
“Laws” has the meaning set forth in Section 3(i).
“Liens” means any mortgage, pledge, lien, encumbrance, charge, or other security interest.
“Litigation” has the meaning set forth in Section 3(h).
“Loss” means, with respect to any Person, any action, suit, proceeding, hearing, investigation, charge, complaint, demand or Order, together with any liability, cost, damage, penalty, fine, Lien, fee, or other out-of-pocket loss or expense, including court costs, amounts paid in settlement, and reasonable attorneys’ fees and expenses, against or affecting such Person, but will not include any punitive damages, incidental damages, consequential damages, special damages, indirect damages, lost revenue, income or profits, diminution of value, lost opportunity or damages measured by or based on a multiple of earnings (or other similar multiplier).
“Material Adverse Effect” means any change, effect, condition, factor, or circumstance that has or is reasonably likely to have a material adverse effect on the financial condition, assets, liabilities, business or results of operations of Seller, taken as a whole, or on the ability of Sellers or Seller to consummate the transactions contemplated hereby, except to the extent directly resulting from (a) changes in general, local, domestic or international economic conditions or the financial, banking or securities markets in general (b) changes affecting Seller’s industry generally, (c) national or international political conditions, acts of war, sabotage or terrorism, (d) changes in GAAP or any applicable Law or interpretation thereof, or (e) compliance with any term of, or the taking of any action required by, this Agreement, unless, in the case of items (a), (b), (c) and (d) above, any such change, effect, factor or circumstance disproportionately affects Seller compared to similarly situated business in the industries in which Seller operates or competes.
“Non Fundamental Representations and Warranties” has the meaning set forth in Section 6(a)(i).
“Orders” means any decree, injunction, judgment, order, ruling, writ, charge, verdict, debarment, assessment or arbitration award of any Governmental Entity, arbitrator or arbitral body, whether arising from a Proceeding or applicable Law, or any binding settlement or mediation agreement.
“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).
“Owned Real Property” means all land, together with all buildings, structures, improvements, and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by Seller.
“Parent” means Binani Industries Limited, an Indian public company.
“Parent Agreement” means that certain Parent Agreement dated as of the Closing Date, by and between Parent and Buyer.
“Party” and “Parties” have the meanings set forth in the preamble to this Agreement.
“Permitted Encumbrances” means with respect to each parcel of Owned Real Property: (a) real estate taxes, assessments and other governmental levies, fees, or charges imposed with respect to such Owned Real Property that are (i) not due and payable as of the Closing Date or (ii) being contested in good faith, for which adequate reserves have been established in accordance with GAAP and which reserves are included in the Acquired Assets; (b) mechanics’ liens and similar liens for labor, materials, or supplies provided with respect to such Owned Real Property incurred in the Ordinary Course of Business for amounts that are (i) not due and payable as of the Closing Date or (ii) being contested in good faith that would not, individually or in the aggregate, materially impair the use or occupancy of the Owned Real Property or the operation of the Business as currently conducted on such Owned Real Property; (c) zoning, building codes, and other land use laws regulating the use or occupancy of such Owned Real Property or the activities conducted thereon that are imposed by any Governmental Entity having jurisdiction over such Owned Real Property that are not violated by the current use or occupancy of such Owned Real Property or the operation of the Business as currently conducted thereon; and (d) easements, covenants, conditions, restrictions, and other similar matters of record affecting title to such Owned Real Property that do not or would not materially impair the use or occupancy of such Owned Real Property in the operation of the Business as currently conducted thereon.
“Person” means any individual, partnership, limited liability company, firm, corporation, association, trust, joint-venture, unincorporated organization or other entity, a private agency, any syndicate or group or Governmental Entity.
“Purchase Price” has the meaning set forth in Section 2(a).
“R&W Claim” has the meaning set forth in Section 6(d).
“R&W Insurance Policy” means the buyer-side representation and warranty insurance policy to be purchased by Seller on behalf of Buyer prior to the Closing.
“Recent Balance Sheet” has the meaning set forth in Section 3(c).
“Release” means any release, spill, emission, leaking, pumping, pouring, dumping, emptying, escaping, injection, deposit, disposal, discharge, dispersal, leaching or migration on or into the environment or into or out of any property.
“Retained Liabilities” means all liabilities and obligations of Seller and/or relating to the Business except for the Assumed Liabilities.
“Rules” has the meaning set forth in Article 8.
“Seller” has the meaning set forth in the preamble to this Agreement.
“Target Net Working Capital Amount” means $510,000.
“Tax” and “Taxes” means any federal, state, local, county or foreign net income, alternative or add-on minimum, estimated, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, capital, paid-up capital, profits, lease, service, greenmail, withholding, occupation, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, customs duty or other similar tax, together with any interest or any penalty, thereon.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
“Transaction Documents” means this Agreement and any other agreements, documents or certificates executed or delivered by Buyer, Seller or Parent pursuant to this Agreement or in connection with this Agreement; provided, however, that the Parent Agreement is not a Transaction Document.
“Transfer Taxes” has the meaning set forth in Section 5(g)(i).